UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of EGA Frontier Diversified Core Fund, a Delaware statutory trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: EGA Frontier Diversified Core Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

171 East Ridgewood Ave.,
Ridgewood, NJ 07450

Telephone Number (including area code):

(888) 800-4347

Name and address of agent for service of process:

Robert C. Holderith
Emerging Global Advisors, LLC
155 West 19th Street, 3rd Floor,
New York, NY 10011

With copies of Notices and Communications to:

Michael D. Mabry, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [   ]                              NO [X ]

 Item 1.   Exact name of registrant.

EGA Frontier Diversified Core Fund

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust.  The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on December 14, 2012.

Item 3.    Form of organization of registrant.

Delaware statutory trust.

Item 4.   Classification of registrant.

Management company.

Item 5.    (a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.    Name and address of each investment adviser of registrant.

Emerging Global Advisors, LLC
155 West 19th Street, 3rd Floor,
New York, NY 10011

Item 7.   Name and address of each officer and trustee of the registrant.

Name and Address	Principal Occupation(s) During Past 5 Years
Robert C. Holderith 155 West 19th Street, 3rd Floor, New York, NY 10011	Trustee and President

Marten S. Hoekstra 155 West 19th Street, 3rd Floor, New York, NY 10011	Trustee and Executive Vice President

Susan M. Ciccarone 155 West 19th Street, 3rd Floor, New York, NY 10011	Trustee, Treasurer, Principal Financial Officer, and Secretary

Item 8.     Not applicable.

Item 9.     (a) No.  Registrant is not currently issuing and offering its securities directly to the public.

 (b) Not applicable.

 (c) Registrant intends to make a public offering at an undetermined time in the future.

 (d) No.  Registrant does not currently have any outstanding and issued securities.

 (e) As of February 2, 2013, the number of beneficial owners of Registrant’s outstanding securities is 0.

Item 10.   The current value of Registrant’s total assets is $0.

Item 11.   The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.   Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Ridgewood and the state of  New Jersey on the 2nd day of February, 2013.

EGA Frontier Diversified Core Fund (REGISTRANT)

By:  /s/Robert. C. Holderith
Robert C. Holderith, Trustee

Attest:

By:  /s/John Penney

Name (print):  John Penney